Exhibit 99.8

PRESS RELEASE

United Kingdom: TotalEnergies launches a floating offshore wind pilot project to supply renewable electricity to an offshore oil & gas platform in the North Sea

Paris, August 29, 2024 –TotalEnergies announces the launch of a pilot project consisting in a floating wind turbine to supply renewable power to Culzean offshore platform in the UK North Sea, thus pioneering an innovative decarbonization scheme.

The 3 MW floating wind turbine will be located 2 km west of the Culzean platform, 220 km off the eastern coast of Scotland. This turbine, expected to be fully operational by end 2025, will supply around 20% of Culzean’s power requirement, thereby reducing its GHG emissions. The turbine will be installed on a modular, light semi-submersible floater hull designed by Ocergy, allowing for fast assembly and optimized costs.

“This innovative pilot project aims at proving the concept of hybridization of power generation on an offshore facility, by integrating the generation of renewable electricity from a floating wind turbine with the existing power generation from gas turbines. It also aims at qualifying a promising floater design for the future of floating offshore wind”, said Marie-Noelle Semeria, Chief Technology Officer at TotalEnergies.

This pilot project was selected in Crown Estate Scotland’s Innovation and Targeted Oil & Gas (INTOG) leasing round, designed to encourage and support the use of offshore wind energy to directly supply offshore oil & gas platforms.

***

About TotalEnergies in the United Kingdom

TotalEnergies has been present in the UK for more than 60 years, employing more than 1,800 people across the energy value chain. As one of the country’s leading oil and gas operators, the Company operates around 30% of the UK Continental Shelf’s gas production, with average daily production of 142,000 barrels of oil equivalent per day (boe/d) in 2023 in company share. TotalEnergies is deploying its Integrated Power strategy in the UK, which combines renewable power production and flexible power generation capacities. Its renewable portfolio in the county includes 1.1 GW of gross installed capacity (Seagreen offshore wind farm) and 4.5 GW under development. It was complemented in 2024 by the acquisition of gas-fired power plants (CCGT) with total output of 1.3 GW. The Company is one of the UK’s largest suppliers of gas and electricity to businesses and the public sector. TotalEnergies also offers EV charging solutions and markets petroleum products including lubricants, aviation fuel, bitumen and specialty fluids.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Corporate Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).